Act: 1934
Section:
Rule: 12h-3
Public
Availability: 8/24/2015



15008260

PE 8/24/2015 Cfit

August 24, 2015 NO ACT

Received SEC

AUG 24 2015

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Interline Brands, Inc.
Incoming letter dated August 24, 2015

Based on the facts presented, the Division will not object if Interline Brands stops filing periodic and current reports under the Exchange Act, including its quarterly report on Form 10-Q for the quarter ended September 25, 2015. We assume that, consistent with the representations made in your letter, Interline Brands will file a certification on Form 15 making an appropriate claim under Exchange Act Rule 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 25, 2015.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Evan S. Jacobson
Special Counsel


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

August 24, 2015

Mail Stop 4561

Stuart Gelfond
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980

Re: Interline Brands, Inc

Dear Mr. Gelfond:

In regard to your letter of August 24, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, New York 10004-1980
Tel: +1.212.859.8000
Fax: +1.212.859.4000
www.friedfrank.com


FRIED FRANK

Rule 12h-3 under the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

August 24, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Interline Brands, Inc.
File Nos. 333-187271; 333-187272; 333-194396

Ladies and Gentlemen:

We are writing on behalf of our client, Interline Brands Inc., a Delaware corporation (the "Registrant"), to request that a no-action letter be issued advising us that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs with the Registrant's view that the effectiveness of a post-effective amendment to the Registration Statement on Form S-1 filed by the Registrant pursuant to Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act"), during the fiscal year ending December 25, 2015 would not, under the circumstances described below, preclude the Registrant from filing a Form 15 to suspend its only remaining reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reliance on Rule 12h-3 thereunder, including the suspension of the duty to file any Current Report on Form 8-K subsequent to the filing of a Form 15 (the "Current Reports"), a Quarterly Report on Form 10-Q for the fiscal quarter ending September 25, 2015 (the "Q3 2015 Form 10-Q") and an Annual Report on Form 10-K for the fiscal year ending December 25, 2015 (the "2015 Form 10-K" and, together with the Current Reports and the Q3 2015 Form 10-Q, the "Remaining 2015 Reports"). Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively.

The Registrant has authorized us to make the statements set forth in this letter on its behalf.

Fried, Frank, Harris, Shriver & Jacobson LLP

I. Background

A. History as a NYSE Listed Reporting Company.

By way of background, in December 2004 in connection with the Registrant's initial public offering (the "IPO") of its common stock, $0.01 par value (the "Common Stock"), the Registrant's Registration Statement on Form S-1 (File No. 333-116482) (the "2004 Form S-1") was declared effective pursuant to Section 8(a) of the Securities Act and the Common Stock was registered under Section 12(b) of the Exchange Act pursuant to a Form 8-A (File No. 001-32380) (the "2004 Form 8-A") and listed on the New York Stock Exchange (the "NYSE"). As a result of the 2004 Form 8-A filing, the Registrant first became subject to the reporting requirements of the Exchange Act pursuant to Section 13(a) and remained subject to those requirements until the Registrant was acquired by Isabelle Holding Company, Inc. in September 2012 (the "2012 Acquisition") and became a private company, as further described below. During the period from the Registrant's IPO until the closing of the 2012 Acquisition, the Registrant remained subject to the reporting obligations under the Exchange Act pursuant to Section 13(a). During this period the Registrant filed the following registration statements that would otherwise have independently triggered reporting obligations under the Exchange Act if it were not for the Registrant's pre-existing obligations pursuant to Section 13(a) and the listing of its Common Stock on the NYSE:

- in December 2004, the Registrant filed a Registration Statement on Form S-8 (File No. 333-121443) (the "2004 Form S-8") registering shares of its Common Stock to be issued to its employees through the Registrant's employee benefit plans. On September 7, 2012, the Registrant filed a post effective amendment terminating the 2004 Form S-8;

- in August 2005, a Registration Statement on Form S-1 (File No. 333-126515) (the "2005 Form S-1") registering Common Stock held by certain selling stockholders was declared effective pursuant to Section 8(a) of the Securities Act. On September 10, 2012, a post effective amendment was declared effective terminating the 2005 Form S-1;

- in May 2006, the Registrant filed a Registration Statement on Form S-8 (File No. 333-134389) (the "2006 Form S-8") registering shares of its Common Stock to be issued to its employees through the Registrant's employee benefit plans. On September 7, 2012, the Registrant filed a post effective amendment terminating the 2006 Form S-8;

- on May 24, 2006, the Registrant and its wholly-owned subsidiary Interline Brands, Inc., a New Jersey corporation ("Interline New Jersey") filed a Form S-3ASR (File No. 333-134415) (the "2006 Form S-3") registering an indeterminate amount of Common Stock, preferred stock, $0.01 par value (the "Preferred Stock"), depositary shares, debt securities, warrants, guarantees of debt securities, purchase contracts and units of the Registrant and debt securities and guarantees

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of debt securities of Interline New Jersey. The Registrant never issued any Preferred Stock, depositary shares, debt securities, warrants, guarantees of debt securities (other than the guarantees described in the following paragraph of the 2014 Notes (as defined below)), purchase contracts or units;

- on June 12, 2006, pursuant to the 2006 Form S-3, Interline New Jersey issued $200,000,000 aggregate principal amount 8⅛% Senior Subordinated Notes due 2014 (the "2014 Notes"), which were guaranteed by the Registrant and certain other subsidiaries of the Registrant. Since that date until the 2014 Notes were repurchased by the Registrant and Interline New Jersey pursuant to a tender offer in December 2010 and the remaining 2014 Notes were redeemed in full in January 2011, the 2014 Notes had been held of record by fewer than 300 persons at all times. The Registrant and Interline New Jersey relied on the statutory suspension from reporting obligations pursuant to Section 15(d) of the Exchange Act. The 2014 Notes were repurchased and redeemed with the proceeds from the 2018 Notes (as defined below) in December 2010 and January 2011, respectively;

- in May 2008, the Registrant filed a Registration Statement on Form S-8 (File No. 333-151023) (the "2008 Form S-8") registering shares of its Common Stock to be issued to its employees through the Registrant's employee benefit plans. On September 7, 2012, the Registrant filed a post effective amendment terminating the 2008 Form S-8;

- on December 8, 2009, a Registration Statement on Form S-3 (File No. 333-162340) (the "2009 Form S-3") registering up to $350,000,000 of Common Stock, preferred stock purchase rights (the "Preferred Stock Purchase Rights"), Preferred Stock, depositary shares, debt securities, warrants, rights, guarantees of debt securities, purchase contracts and units of the Registrant and debt securities, guarantees of debt securities of Interline New Jersey and guarantees of debt securities of other subsidiary guarantors was declared effective pursuant to Section 8(a) of the Securities Act. On September 10, 2012, a post effective amendment was declared effective terminating the 2009 Form S-3;

- on March 23, 2009, the Registrant filed a Form 8-A (File No. 001-32380) (the "2009 Form 8-A") registering Preferred Stock Purchase Rights of the Registrant under Section 12(b) of the Exchange Act, which were listed for trading on the NYSE. On March 18, 2010, the 2009 Form 8-A was amended to include that the Preferred Stock Purchase Rights were no longer outstanding or exercisable as of March 17, 2010. On March 18, 2010, a Form 25 was also filed notifying the Staff that the Registrant's Preferred Stock Purchase Rights were delisted from the NYSE and removed from registration under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(a)(4) thereof. The Registrant has relied on the statutory suspension pursuant to Section 15(d) of the Exchange Act to suspend its Section 15(d) reporting obligations with respect to the Preferred Stock Purchase Rights; and

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- on December 27, 2010, a Registration Statement on Form S-4 (File No. 333-171215) (the "2010 Form S-4") of the Registrant and Interline New Jersey was declared effective pursuant to Section 8(a) of the Securities Act. The 2010 Form S-4 registered the exchange of Interline New Jersey's $300,000,000 7% Senior Subordinated Notes due 2018 and the related guarantees by the Registrant and certain subsidiaries of Interline New Jersey, which were originally offered and sold in private placements pursuant to Rule 144A and Regulation S under the Securities Act on November 16, 2010 pursuant to an Indenture, dated November 16, 2010, between Interline New Jersey, the guarantors named therein and Wells Fargo Bank, National Association, as trustee (the "Trustee") (as amended, the "2018 Notes Indenture"), for a like aggregate amount of Interline New Jersey's 7% Senior Subordinated Notes due 2018 (the "2018 Notes") and related guarantees by the Registrant and certain subsidiaries of Interline New Jersey. Since that date until the 2018 Notes were repurchased and redeemed in full in March 2014, the 2018 Notes had been held of record by fewer than 300 persons at all times. The Registrant and Interline New Jersey relied on the statutory suspension from reporting obligations pursuant to Section 15(d) of the Exchange Act.

B. 2012 Acquisition of the Registrant.

On September 7, 2012, the Registrant was acquired by Isabelle Holding Company, Inc. and, as a result, became a private company. Accordingly, on September 10, 2012, a Form 25 was filed notifying the Staff that the Registrant's Common Stock was delisted from the NYSE and removed from registration under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(a)(3) thereof. On September 7, 2012, the Registrant filed post effective amendments terminating the 2004 Form S-8, 2006 Form S-8 and 2008 Form S-8, which amendments automatically became effective upon the filing of each post effective amendment. The Registrant also filed post effective amendments terminating the 2005 Form S-1 and the 2009 Form S-3, which amendments were both declared effective on September 10, 2012. On September 26, 2012, the Registrant filed a Form 15 pursuant to Rule 12g-4 under the Exchange Act terminating the dormant registration of its Common Stock under Section 12(g) of the Exchange Act. The Registrant's Common Stock was the only class of securities registered or required to be registered under Section 12(g) of the Exchange Act. The Registrant has relied on the statutory suspension pursuant to Section 15(d) of the Exchange Act to suspend its Section 15(d) reporting obligation with respect to its Common Stock.

However, in connection with the 2012 Acquisition, the Registrant assumed the 2018 Notes and issued $365,000,000 aggregate principal amount of the Registrant's 10%/10.75% Senior Notes due 2018 (the "Existing Notes") pursuant to, and which are governed by, an Indenture, dated on or about August 6, 2012, between Isabelle Acquisition Sub Inc., a Delaware corporation (the "Initial Issuer"), and the Trustee, as amended by the Successor Supplemental Indenture, dated as of September 7, 2012, between the Registrant (as successor by merger to the Initial Issuer) and the Trustee (as amended, the "Existing Notes Indenture" and, together with the

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2018 Notes Indenture, the "Indentures"). The Indentures required the Registrant and Interline New Jersey to file periodic reports with the Commission.

On April 30, 2013 (the "Initial Effectiveness Date"), the Registration Statements on Form S-4 (File No. 333-187271) (the "2013 Form S-4") and Form S-1 (File No. 333-187272) (the "2013 Form S-1") of the Registrant were declared effective pursuant to Section 8(a) of the Securities Act. The 2013 Form S-4 and the 2013 Form S-1 each related to the Existing Notes. The Existing Notes are not guaranteed. On March 21, 2014, (the "New Effectiveness Date"), the Registration Statement on Form S-1 (File No. 333-194396) (the "2014 Form S-1") of the Registrant was declared effective pursuant to Section 8(a) of the Securities Act. The 2014 Form S-1 covered the Existing Notes, thereby replacing the 2013 Form S-1. The Existing Notes have been held of record by fewer than 300 persons at all times since the Initial Effectiveness Date. As of the Initial Effectiveness Date, the Registrant (i) did not have any class of securities registered or required to be registered under Section 12 of the Exchange Act and (ii) did not have any class of securities that would cause the Registrant to be subject to the reporting obligations of Section 15(d) or other section of the Exchange Act.

The Existing Notes were issued in an exchange offer (registered on the 2013 Form S-4) in exchange for notes originally offered in connection with the acquisition and sold in private placements pursuant to Rule 144A and Regulation S under the Securities Act.

The 2013 Form S-1 and the 2014 Form S-1 were prepared and filed for use by Goldman, Sachs & Co. in connection with offers and sales of Existing Notes in market-making transactions. The Registrant has, by way of a post-effective amendment, updated the 2014 Form S-1 as required by Section 10(a)(3) of the Securities Act. The post-effective amendment (Post-Effective Amendment No. 1, the "2015 Post-Effective Amendment") was declared effective pursuant to Section 8(a) of the Securities Act on March 11, 2015. As discussed below, because the 2015 Post-Effective Amendment was declared effective during the fiscal year ending December 25, 2015, the Registrant will continue to be subject to the obligation under Section 15(d) to file the reports required by Section 13(a).

As a result of the declaration of effectiveness of the 2013 Form S-4 and the 2013 Form S-1 on the Initial Effectiveness Date, the Registrant again became subject to the reporting obligations of Section 15(d) beginning in 2013. In addition, as a result of the effectiveness of the 2014 Form S-1 and the 2015 Post-Effective Amendment, the Registrant continued to be subject to the reporting obligations of Section 15(d) for each year since the Initial Effectiveness Date.

C. 2015 Proposed Sale, Redemption of Existing Notes and Suspension of Exchange Act Reporting Obligations.

On July 21, 2015, the Registrant entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Registrant will be acquired by The Home Depot, Inc. (the "Merger"). The Merger Agreement contemplates as a condition to the closing of the Merger that pursuant to the requisite provisions of the Existing Notes Indenture the Registrant

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shall redeem in full the outstanding principal amount of the Existing Notes[1] (the "Redemption") on the closing date of the Merger. The Merger was consummated on August 24, 2015(the "Redemption Date").

On the Redemption Date, the Registrant redeemed for cash all of the Existing Notes that remained outstanding pursuant to a notice of conditional redemption issued on July 24, 2015 to holders of the Existing Notes, in accordance with the terms of the Existing Notes Indenture and the Existing Notes. Accordingly, all of the Existing Notes have ceased to be outstanding and there are currently no holders of the Existing Notes.

Following the redemption of all of the outstanding Existing Notes on the Redemption Date, the Registrant does not have any other classes of securities that are registered or required to be registered under the Securities Act or the Exchange Act that would subject the Registrant to the reporting obligations of Section 15(d) or any other provision of the Exchange Act. The Registrant has no outstanding classes of securities other than its Common Stock, which will be 100% owned by The Home Depot, Inc. following the consummation of the Merger. Accordingly, the Registrant does not have any classes of securities that are registered or required to be registered under Section 12 of the Exchange Act.

Subject to the Staff's concurrence with the request set forth in this letter, following the consummation of the Merger, the Registrant will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) with respect to the Existing Notes in reliance on Rule 12h-3. The Registrant will file such Form 15 on or immediately following the Redemption Date but only after the relief sought by this letter has been obtained. Furthermore, following the filing of the Form 15 with the Commission to suspend the Registrant's duty to file reports under Section 15(d), the Registrant confirms that it will have no obligations, contractual or otherwise, that will require the Registrant to submit, provide or file reports under the Exchange Act with the Commission, and the Registrant does not intend to do so, on a voluntary basis or otherwise.

II. Discussion

Rule 12h-3 permits an issuer to suspend its reporting obligations under Section 15(d) with respect to a class of securities, if (A) the issuer has filed all reports required by Section 13(a) for the shorter of (1) its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15 and (2) the period since the issuer became subject to such reporting obligation and (B) the securities are held of record by fewer than 300 persons. Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act.

In 2013, the Registrant again became subject to the reporting obligations under the Exchange Act pursuant to Section 15(d) as a result of the declaration of effectiveness of the 2013 Form S-4 and the 2013 Form S-1 on the Initial Effectiveness Date and continued to be subject to

[1] On December 30, 2014, the Registrant redeemed $80,000,000 aggregate principal amount of the Existing Notes, leaving $285,000,000 aggregate principal amount outstanding.

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the reporting obligations under the Exchange Act in 2014 as a result of the effectiveness of the 2014 Form S-1 and in 2015 as a result of the 2015 Post-Effective Amendment.

The Registrant confirms (i) since the Initial Effectiveness Date, the Registrant did not have any class of securities registered or required to be registered under Section 12 of the Exchange Act, (ii) between the Initial Effectiveness Date and the Redemption Date, the Registrant has not been required to resume periodic and current reporting obligations under Section 15(d) for any class of securities for which a reporting obligation has been suspended prior to the Initial Effectiveness Date, and (iii) the Existing Notes are the only class of securities that are currently registered or required to be registered under the Exchange Act and that subject the Registrant to the reporting obligations of Section 15(d) or any other provision of the Exchange Act.

The Registrant qualifies for suspension pursuant to Rule 12h-3 of its reporting obligations under Section 15(d) with respect to the Existing Notes but for the provisions of paragraph (c) of Rule 12h-3, which would in effect require the Registrant to continue reporting, including to file the Remaining 2015 Reports, as discussed below. The Registrant has filed all reports required by Sections 13(a) and 15(d) since the Initial Effectiveness Date, including the portion of the current year preceding the date of this letter. The Existing Notes have been held of record by fewer than 300 persons at all times since the Initial Effectiveness Date. Moreover, following the Redemption, there are no holders of Existing Notes. Therefore, the Registrant satisfies the requirements of Rule 12h-3 but for the application of the provision of paragraph (c) thereof.

Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act. The effectiveness of the 2015 Post-Effective Amendment brings the Registrant within the scope of Rule 12h-3(c) with respect to the Remaining 2015 Reports. The Registrant will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) with respect to the Existing Notes in reliance on Rule 12h-3 on or immediately following the Redemption Date but only after the relief sought by this letter has been obtained.

We respectfully submit that the Registrant should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (1) the Registrant meets the requirements of Rules 12h-3(a) and (b), (2) Section 15(d)'s purpose of providing current information to investors would not be undermined in granting the Registrant relief, (3) the benefits of reporting for the Registrant do not outweigh the burdens of making such filings and (4) the Commission has recognized in a number of situations similar to the Registrant's that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The issue presented in this letter is whether the effectiveness of the 2015 Post-Effective Amendment during the fiscal year ending December 25, 2015 should preclude the Registrant from utilizing Rule 12h-3.

The Registrant meets all requirements of Rule 12h-3(a) and (b) to suspend its duty under Section 15(d) to file reports required by Section 13(a). The Registrant has filed all reports required by Sections 13(a) and 15(d) since the Initial Effectiveness Date, including the portion of

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the current year preceding the date of this letter. Thus, the Registrant advises the Staff that, as of the date of this letter, the Registrant is current in its reporting obligations under the Exchange Act. The Registrant further represents that, as of the date that a Form 15 will be filed to suspend the reporting obligations of the Registrant under Section 15(d) with respect to the Existing Notes in reliance on Rule 12h-3, the Registrant will have filed with the Commission all reports required by Sections 13(a) and 15(d) before such date. The Existing Notes have been held of record by fewer than 300 persons at all times since the Initial Effectiveness Date. Moreover, following the Redemption, there are no holders of the Existing Notes.

Section 15(d)'s purpose of providing current information to purchasers would not be undermined by granting the Registrant relief. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). As noted above, following the Redemption, there are no longer any holders of the Existing Notes. Therefore, there are no holders of the Existing Notes who would be protected by, or would in any way benefit from, the continued filing of periodic reports by the Registrant that would result from the application of Rule 12h-3(c).

Benefits of reporting do not outweigh the burdens of making such filings. In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." In several analogous cases involving the redemption of an issuer's registered securities, the Staff has recognized that the benefits of reporting when there are or will be few or no holders of such securities do not outweigh the burdens of making such filings. See, e.g., *Mxenergy Holdings Inc.* (available August 18, 2011); *Aeroflex Incorporated* (available August 4, 2011); *CPG International, Inc.* (available March 23, 2011); *Goodman Global Group, Inc.* (available December 14, 2010); *Comtech Telecommunications Corp.* (available August 27, 2009); *Media General Communications, Inc.* (available April 1, 1997); *Alamo Rent-A-Car, Inc.* (available February 4, 1997); and *Ferrellgas, Inc.* (available August 19, 1994). As noted above, following the Redemption, there are no longer any holders of the Existing Notes. Requiring the Registrant to continue its Section 15(d) reporting when there are no longer any holders of the Existing Notes does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a heavy burden on the Registrant due to the expense and dedication of management time that would be required to prepare the Remaining 2015 Reports.

Prior no action relief granted with respect to Rule 12h-3(c). The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances. See, e.g., *Mxenergy Holdings Inc.* (available August 18, 2011) (Staff permits suspension of reporting where all notes

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have been redeemed); *Aeroflex Incorporated* (available August 4, 2011) (Staff permits suspension of reporting where all notes have been repurchased or redeemed); *CPG International, Inc.* (available March 23, 2011) (Staff permits suspension of reporting where all notes have been repurchased or redeemed); *Goodman Global Group, Inc.* (available December 14, 2010) (Staff permits suspension of reporting where all notes have been redeemed); *Media General Communications, Inc.* (available April 1, 1997) (Staff permits suspension of reporting where all notes have been redeemed); *Alamo Rent-A-Car, Inc.* (available February 4, 1997) (Staff permits suspension of reporting where most notes have been repurchased and all remaining notes have been defeased); and *Ferrellgas, Inc.* (available August 19, 1994) (Staff permits suspension of reporting where all notes have been redeemed and all debentures have been repurchased). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) of the Securities Act in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) does not require an issuer to remain subject to the reporting requirements of Section 15(d).

In addition, we note that while the Registrant does not fall within the scope of one of the two situations described by the Staff in Staff Legal Bulletin No. 18 (CF) (March 15, 2010) (the "Legal Bulletin"), the Registrant will be acquired by another entity upon the consummation of the Merger, the closing of which is conditioned on either the redemption or satisfaction, discharge and redemption of the Existing Notes on the closing date of the Merger, which is substantially analogous to the "acquired issuer" situation described in the Legal Bulletin. In addition, the Registrant otherwise satisfies the conditions set forth in the Legal Bulletin for an issuer to be exempted from the requirement to receive a no-action response from the Division of Corporation Finance before filing a Form 15 to suspend its Section 15(d) reporting obligations in reliance on Rule 12h-3. As discussed in further detail above, the Registrant (1) does not have a class of securities registered under Section 12 of the Exchange Act, (2) complies with the requirements of Rules 12h-3(a) and 12h-3(b) and will file a Form 15, (3) has not filed any registration statements since the 2012 Acquisition, other than the 2013 Form S-4, the 2013 Form S-1 and the 2014 Form S-1, and does not have any unsold securities remaining on any Securities Act registration statement and (4) will not otherwise be required pursuant to any other debt instrument to file Exchange Act reports with the Commission or any trustee during the time period in which the Registrant seeks to avail itself of the suspension provided by Rule 12h-3.

III. Conclusion and Request

For the reasons discussed above, we respectfully request, on behalf of the Registrant, that the Staff issue a no-action letter advising us that the Staff concurs with the Registrant's view that the effectiveness of the 2015 Post-Effective Amendment pursuant to Section 8(a) of the Securities Act during the fiscal year ending December 25, 2015 would not, under the circumstances described herein, preclude the Registrant from filing a Form 15 to suspend its reporting obligations under Section 15(d) with respect to the Existing Notes in reliance on Rule 12h-3, including the suspension of the duty to file the Remaining 2015 Reports. If and when relief is granted by the Staff with respect to the foregoing, on or immediately following the Redemption Date, the Registrant will file a Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports).

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If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before any written response to this letter is issued.

* * *

If you require any further information or have any questions, please feel free to call or e-mail the undersigned at (212) 859-8272 or stuart.gelfond@friedfrank.com or Joshua Coleman at (212) 859-8633 or joshua.coleman@friedfrank.com.

Very truly yours,



Stuart Gelfond

cc: Federico L. Pensotti, Chief Financial Officer,
Interline Brands Inc.
Michael Agliata, General Counsel,
Interline Brands Inc.
Helena K. Grannis,
Cleary Gottlieb Steen & Hamilton LLP
Joshua Coleman
Fried, Frank, Harris, Shriver & Jacobson LLP